Citizens Communications Company
                                3 High Ridge Park
                           Stamford, Connecticut 06905
                                 (203) 614-5600

                                  June 4, 2008



BY EDGAR - CORRESPONDENCE
-------------------------

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attention:  Larry Spirgel

Re:      Citizens Communications Company
         Form 10-K for the Year Ended December 31, 2007
         Filed February 29, 2008
         File No. 1-11001

Ladies and Gentlemen:

     Citizens Communications Company (the "Company") is hereby responding to the comments of the Staff of the Securities and Exchange Commission set forth in the letter sent to our CEO, Maggie Wilderotter, dated May 8, 2008 with respect to the above referenced Form 10-K. For your convenience, each comment from the comment letter is repeated here, followed by the Company's response and the paragraph numbering below corresponds to the numbering in the comment letter.




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U.S. Securities and Exchange Commission
June 4, 2008
Page 2 of 10



Comment 1
---------

Form 10-K
---------
Part II. Item 7 Management's Discussion and Analysis of Financial Condition and
-------------------------------------------------------------------------------
Results of Operations, page 19
------------------------------
Overview
--------

In future filings, address what steps management is taking to reverse the negative trends affecting your financial results. We note that you have identified intense competition across your product lines, which has led to a decline in your revenues in recent periods that is expected to continue in 2008.

Response
--------

Since we had not finalized our Form 10-Q filing when we received your comment letter, our Form 10-Q filed for the quarter ended March 31, 2008 included the following new language addressing the issues raised by the Staff:

"We employ a number of strategies to combat the competitive pressures noted above. Our strategies are focused in three areas; customer retention, upgrading and up-selling services to our existing customer base, and new product deployment.

"We hope to achieve our customer retention goals by bundling services around the local access line and providing exemplary customer service. Bundled services include high-speed internet, unlimited long distance calling, enhanced telephone features and video offerings. We tailor these services to the needs of our residential and business customers in the markets we serve and continually evaluate the introduction of new and complementary products and services, which can also be purchased separately. Customer retention is also enhanced by offering 1, 2 and 3 year price protection plans where customers commit to a term in exchange for predictable pricing. Additionally, we are focused on enhancing the customer experience as we believe exceptional customer service will differentiate us from our competition. Our commitment to providing exemplary customer service is demonstrated by the expansion of our customer services hours, shorter scheduling windows for in-home appointments and the implementation of call reminders and follow-up calls for service appointments. In addition, due to a recent realignment and restructuring of approximately 65 local area markets, those markets are now operated by local managers with responsibility for the customer experience in those markets as well as the financial results.

"We utilize targeted and innovative promotions to upgrade and up-sell a variety of service offerings including high-speed internet, video, and enhanced long distance and feature packages in order to maximize the average revenue per access line (wallet share) paid to Citizens. We intend to continue to evaluate the need and effectiveness of offering such promotions to drive sales and may offer additional promotions during 2008.

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U.S. Securities and Exchange Commission
June 4, 2008
Page 3 of 10

"Lastly, we are focused on introducing a number of new products that our customers desire including wireless data, internet portal advertising and "Frontier Peace of Mind" product suite. This last category is a suite of products aimed at managing our customers' computer environment and protecting residential and business customers against catastrophic computer meltdowns. It includes one or a combination of hard drive back-up, access to an enhanced level of help desk support and inside wire maintenance. We intend to offer our Peace of Mind services both to our customers and to other users inside and outside of our service territories. Although we are optimistic about the opportunities provided by each of these initiatives, we can provide no assurance about their long term profitability or impact on revenue.

"We believe that the combination of offering multiple products and services to our customers pursuant to price protection programs, billing them on a single bill and providing superior customer service will make our customers more loyal to us, and will help us generate new, and retain existing, customer revenue."

Comment 2
---------

Part III. Item 11 Executive Compensation
----------------------------------------
Compensation Discussion and Analysis
------------------------------------
Annual Bonus Plan
-----------------

In future filings, disclose the targets for your profit goals and describe how your CEO and compensation committee evaluated performance of your named executive officers against your particular profit, product and people goals to determine the actual payouts for each. For example for 2007, it is not clear how success or failure was measured with respect to your product goals and sales targets.

Response
--------

In its future filings, commencing with its 2009 proxy statement, the Company will disclose the targets for the profit goals for the period in question and compare such goals against actual performance on the metrics. Information will also be provided on how the CEO and the compensation committee weigh goals in determining payouts. Finally, disclosure will be provided to clarify how success or failure against the goals was measured with respect to the product and sales goals.



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U.S. Securities and Exchange Commission
June 4, 2008
Page 4 of 10



Comment 3
---------

Financial Statements
--------------------
(3) Acquisition of Commonwealth Telephone and Global Valley Networks, page F-14
-------------------------------------------------------------------------------

We note on page F-14 that your final allocation of the Commonwealth purchase price reflects a decrease of $236.5 million in the value of the acquired customer base as compared to your preliminary estimate. Please disclose here and in MD&A the reason(s) for the revision in the estimated value and its implications, and explain to us why it was necessary for you to make such a significant revision. Specifically, address the following questions in your MD&A and footnote disclosures, and in your response to us.

Response
--------

Background
----------

In September, 2006, shortly after we publicly announced the agreement to purchase Commonwealth Telephone Enterprises, Inc. ("Commonwealth" or "CTE"),
Citizens engaged an independent valuation and appraisal firm, Trenwith Valuation, LLC ("Trenwith"). Trenwith, an expert in the telecommunications industry, was engaged to estimate, preliminarily, an approximate fair value allocation of the projected purchase price of CTE's long-term assets (plant, customer base and trade name) for use in a registration statement filing. CTE's merger with and into Citizens required approval of CTE's common shareholders. A proxy/prospectus in connection with the transaction was prepared by Citizens and Commonwealth, filed with the Commission on a Registration Statement on Form S-4 (No. 333-138483) on December 20, 2006 and mailed to Commonwealth shareholders on December 22, 2006. As required, the proxy/prospectus included a presentation of unaudited pro forma condensed combined financial information, specifically balance sheets and income statements combining Citizens and Commonwealth, along with appropriate pro forma adjustments. Those pro forma statements included Citizens' preliminary fair value estimate of CTE's customer base ($500 million) even though the transaction had not closed and would not close for several months.

CTE's common shareholders approved the merger and Citizens closed the transaction on March 8, 2007. Subsequent to that date, Citizens and Trenwith completed their analysis of CTE's fair market value, which was then audited by KPMG LLP.

Comment 3(a)
------------

Explain to us why your valuation of the acquired customer base was not finalized when you recorded the purchase. Identify for us the information that you were awaiting, that was not available to management in the period the acquisition was originally recorded.



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U.S. Securities and Exchange Commission
June 4, 2008
Page 5 of 10



Response
--------

We closed our acquisition of CTE on March 8, 2007. Our evaluation of the customer data was not finalized at that time due to the significant amount of work required to properly evaluate all of the elements of an approximate $1.1 billion fair value appraisal. It is important to note that, even after stockholder approval was obtained, the transaction remained contingent upon regulatory approvals, including Hart-Scott-Rodino, Federal Communications Commission and the Pennsylvania Public Utility Commission. During the regulatory approval process which took many months, Citizens was not given access to detailed customer data pending final approval, as is standard in acquisitions of local exchange companies. Our original estimate of the purchase price allocation was performed in October 2006, five months prior to the closing of our acquisition of CTE. We utilized the services of experts in appraisal analysis, Trenwith, and relied upon their expertise and judgment at that time. Trenwith's preliminary appraisal was only based upon a review of the public filings of CTE, as well as discussions with representatives of CTE and Citizens. This preliminary appraisal was utilized in connection with the Registration Statement and utilized for purposes of estimating the allocation of the purchase price for the Company's Form 10-Q for the quarter ended March 31, 2007.

Comment 3(b)
------------

Tell us how you originally estimated the fair value of the acquired customer base and how you determined the final valuation. Identify for us all the differences in assumptions and estimates, and explain why they changed and why it is appropriate to reflect the revised assumptions and estimates in your purchase accounting. Also, please confirm to us that your final valuation does not reflect any information that did not exist at the acquisition date.

Response
--------

Our original estimate of the purchase price allocation was performed in October 2006, five months prior to the closing of our acquisition of CTE. We utilized the services of experts in appraisal analysis, Trenwith, and relied upon their expertise and judgment at that time. Trenwith's preliminary appraisal was only based upon a review of the public filings of CTE, as well as discussions with representatives of CTE and Citizens. Subsequent to the date of acquisition, March 8, 2007, Citizens began to assemble all of the customer data and other related information necessary to complete the valuation of CTE by Trenwith.

Our valuation did not change as a result of data that was missing at the time of the acquisition, rather our valuation changed as a result of obtaining access to the detailed records and then modeling that data using acceptable valuation techniques. Such a model considers:

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U.S. Securities and Exchange Commission
June 4, 2008
Page 6 of 10



        -    What should be used for the expected customer life?
        -    What should be used as a projected revenue growth factor?
        -    What should be used as a projected margin?
        -    What should be used for depreciation rates?
        -    What is an appropriate discount rate?

Many of the factors listed above were not known with certainty at closing. Our analysis, discussion and conclusion on these matters was an iterative process after careful consideration of all relevant factors. We confirm that our valuation does not reflect any information that was not available or events that did not exist at the acquisition date.

Comment 3(c)
------------

Explain to readers how this revision in your purchase price allocation will impact your future results of operations as compared to what was anticipated in your preliminary purchase price allocation. The impact of the decrease in future amortization expense should be transparent.

Response
--------

As stated in our Form 10-Q for the quarter ended March 31, 2007, we indicated a preliminary estimate of amortization expense for the CTE customer list of $62.5 million annually. Footnote (7) to our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2007 (the "2007 Form 10-K") explains the composition of the amortization expense for 2007 and provides a projection of amortization expense, based on current life estimates for the periods 2008 through 2012. The difference in the annual amortization expense between the preliminary estimate and the final estimate is approximately $7.7 million annually ($62.5 million - $54.8 million).

We concluded that this change from the preliminary estimate that affected annual amortization expense by $7.7 million was immaterial to readers of our financial statements on both a quantitative and qualitative basis. Quantitatively, a $7.7 million change represents 1.4% of total depreciation and amortization expense of $546 million, 1.1% on operating income, 2.2% on pre-tax income and 2.2% on net income and EPS (after tax). From a qualitative perspective, readers of our financial statements primarily focus on measures of operating cash flow generation, debt coverage ratios, dividend payout ratios, and access line and high-speed customer growth rates, among other factors. All of these measures noted above exclude depreciation and amortization expense as they are metrics that focus on the Company's generation of cash flows.

Comment 3(d)
------------

It appears, since the value of the acquired customer base is significantly less than what you originally thought when determining the fairness of the Commonwealth purchase price, you may have overpaid for Commonwealth. Explain to investors the implications of this revision on the fairness of the Commonwealth purchase price. Also, explain how this revision reflects a lower likelihood of fully realizing all of the benefits anticipated when deciding to consummate the purchase.



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U.S. Securities and Exchange Commission
June 4, 2008
Page 7 of 10



Response
--------

The cash flow generation from this acquisition has met or exceeded our expectations. Revenue is on plan and our expense synergies are ahead of plan. The Company's offer to Commonwealth was based upon a number of factors, including CTE's historical cash flow generation, CTE's stability of cash flow production, synergies to be realized by Citizens (release of additional cash flows resulting from the elimination of duplicative functions) after the acquisition, Citizens ability to drive penetration levels of telecommunication services post-acquisition, competition in CTE's markets, the technological capabilities of CTE's plant assets, the geographical proximity of CTE to existing Citizens properties and administrative centers, as well as other acquisition criteria, including values paid for other comparable local exchange companies. Value (purchase price) for CTE was not determined by specifically valuing individual and distinct tangible and intangible assets. As such, no preliminary valuation of a specific intangible, for instance customer base, was developed during our acquisition due diligence. Likewise, none of the factors listed above was impacted by the Company's subsequent allocation of purchase price in accordance with GAAP. The Staff should note that both Citizens and CTE utilized independent investment advisors to value the acquisition.

Comment 3(e)
------------

Explain the implications of the revision in your purchase price allocation on the realizability of the acquired Commonwealth goodwill. Also, please expand your policy for measuring goodwill impairment in Note 1(f) to clarify how you test for impairment. Specifically explain if you test at an operating segment or at a reporting unit level. In this regard, it seems it should be possible for you to test goodwill associated with a discrete business acquisition at that level. We refer you to paragraph 50 of SFAS No. 141 and paragraph 30 of SFAS No. 142.

Response
--------

Goodwill

                                            Reported       ($ in thousands)
                                            ---------      ----------------
     Preliminary estimate as of 3/31/07     Form 10-Q              $574,347
     Final estimate as of 12/31/07          Form 10-K               690,035
                                                                   --------
                    Change                                         $115,688
                                                                   ========

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U.S. Securities and Exchange Commission
June 4, 2008
Page 8 of 10

As shown, goodwill for the CTE acquisition was adjusted upwards by $115.7 million. The change in the goodwill value from preliminary to final is primarily the result of the final fair value estimate of CTE's customer base. A shift of purchase price allocation from the intangible "customer base" to the intangible "goodwill" resulted from the fair value appraisal performed by the Company and its valuation expert, Trenwith. Our valuation of the assets acquired was performed without regard to the "implication" of assigning more assets to one category of intangible vs. another and represented the Company's best effort to properly allocate the purchase price paid for CTE. The change had the effect of moving approximately 10% of the purchase price into a non-amortizable asset subject to asset impairment in future periods.

As requested, we will expand footnote 1(f) in future filings as follows: "We annually (during the fourth quarter) examine the carrying value of our goodwill and trade name to determine whether there are any impairment losses. We test for impairment at the "operating segment" level, as that term is defined in SFAS No.
142. The Company currently has four "operating segments" which are aggregated into one reportable segment."

With respect to the Staff's comment regarding testing for goodwill, the Company does not anticipate testing the CTE acquisition as a separate "reporting unit," as the business has been fully integrated into one of our four operating segments (the Central region). Our four operating segments are currently comprised of 70 "local area markets." These local area markets are the components, as described in Paragraph 30, of SFAS No. 142 that are one level below operating segments. Paragraph 30, of SFAS No. 142 states that "two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics."

The Company's method of testing goodwill for impairment at the operating segment level is appropriate given the homogeneous nature of its operations and the degree of support functions provided on an entity wide basis. All of our 70 "local area markets," which have been established for geographical marketing purposes, share similar economic characteristics, in that they provide the same products and services to similar customers using the same technologies available in all of the 24 states in which we operate. The regulatory structure is generally similar and the regulatory regime of a particular state does not materially impact the economic characteristics or operating results of a particular property. Our acquisition of CTE has been integrated into our Central region and was tested for impairment at that level. The CTE property was combined with our existing Pennsylvania local area markets and currently is managed as 2 separate general management reporting areas in our Central Region.

In conclusion, we believe that our 2007 disclosures are appropriate and hope that we have supplemented the Staff's understanding with the details necessary to support our conclusion.

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U.S. Securities and Exchange Commission
June 4, 2008
Page 9 of 10


Comment 4
---------

(6)  Accounts Receivable
-------------------------

With a view towards expanding MD&A disclosure, explain to us the facts and circumstances concerning the activity under "charged to other accounts receivable" in the table under Note (6). Tell us your offsetting entries to the $80 million credit in 2006 and the $77.9 million debit in 2007. If your accounting had a material impact on your results of operations, you should discuss fully in MD&A.

Response
--------

In 2006, we generated a series of invoices extending back two (2) years and sent those invoices to a carrier. The invoices did not meet our criteria for revenue recognition at that time, but were necessary to establish a basis for a billing claim against the carrier. As a result, the invoices were recorded into the Company's customer accounts receivable detail trial balance and simultaneously reserved for. Revenue therefore was not recognized at that time. The entry to record this activity was:

         Dr Customer Accounts Receivable               $80 million
                  Cr Revenue                                    $80 million
         Dr Revenue                                    $80 million
                  Cr Allowance for Doubtful Accounts            $80 million

During the first quarter of 2007, the Company and the carrier reached a settlement on the disposition of these disputed invoices. The carrier agreed to pay the Company $38.7 million. As a result, we recorded the following entries:

         Dr Cash                                       $38.7 million
         Dr Allowance for Doubtful Accounts            $80.0 million
                  Cr Customer Accounts Receivable               $80.0 million
                  Cr Revenue                                    $38.7 million

We described this event in our MD&A on page 32 of our 2007 Form 10-K and previously filed Form 10-Q's for 2007. Please refer to our description of revenue variances under "Access Services": [in part]"Switched access revenue of $284.6 million increased $21.2 million, or 8%, as compared with the prior year, primarily due to the settlement in the first quarter of a dispute with a carrier resulting in a favorable impact on our revenue of $38.7 million (a one-time event)."

Please note that the $77.9 million you refer to in 2007 includes new, unrelated reserves established of approximately $2.1 million (net).

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U.S. Securities and Exchange Commission
June 4, 2008
Page 10 of 10



                             ***********************

Please be advised that the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings with the Commission; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any additional questions or comments, kindly contact the undersigned at (203) 614-5769.

                                   Sincerely,

                                   /s/ Donald R. Shassian
                                   ------------------------------
                                   Donald R. Shassian
                                   Executive Vice President and
                                   Chief Financial Officer